FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Q3-2005

Third Quarter Report

September 30, 2005

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended September 30, 2005 and 2004 have not been reviewed by the Company’s auditors, KPMG, LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s audit committee.

Suite 200 – 750 West Pender Street, Vancouver, B.C., CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	September 30 2005	December 31 2004

ASSETS

Current Assets
Cash and cash equivalents	$ 8,914	$ 9,229
Short-term investments	–	6,018
Accounts receivable	1,777	3,530
Inventories	2,103	708
Prepaid expenses and deposits	1,301	192
	14,095	19,677

Property, plant and equipment	12,639	12,989
Intangible and other assets	5,205	5,923
	$ 31,939	$ 38,589

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,420	$ 2,855
Deferred revenues	38	344
Current portion of long-term debt	557	1,405
	5,015	4,604

Long-term liabilities
Long-term debt	357	763
Tenure allowance	898	765
	6,270	6,132

Shareholders’ equity
Common Shares (Note 4(b))	$ 94,790	$ 94,223
Contributed surplus (Note 4(b))	5,349	4,171
Deficit	(74,470)	(65,937)
	25,669	32,457
	$ 31,939	$ 38,589

        See accompanying notes

Approved on Behalf of the Board:

“Don Buxton”	“Nitin Kaushal”
Director – Don Buxton	Director – Nitin Kaushal

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004 (Note 3)	Sept. 30 2005	Sept. 30 2004 (Note 3)

REVENUES
Sales	$ 5,851	$ 5,230	$ 17,010	$ 11,408
Licensing	40	38	115	113
Phytosterol revenues	5,891	5,268	17,125	11,521
Interest and other	125	99	340	285
	6,016	5,367	17,465	11,806

EXPENSES
Cost of sales, marketing and product development	3,597	2,681	9,755	6,284
Research and development	2,446	1,308	7,784	3,004
General and administrative	1,772	1,703	4,135	4,020
Stock-based compensation expense (Note 4(f))	328	608	1,444	2,876
Depreciation and amortization	441	380	1,367	1,107
	8,584	6,680	24,485	17,291
Loss for the period before taxes	(2,568)	(1,313)	(7,020)	(5,485)

Provision for income taxes	333	341	1,513	341

Net loss for the period	$ (2,901)	$ (1,654)	$ (8,533)	$ (5,826)

Deficit, beginning of period	(71,569)	(62,095)	(65,937)	(57,923)
Deficit, end of period	$ (74,470)	$ (63,749)	$ (74,470)	$ (63,749)

Basic and diluted loss per share (Note 4(d))	$ (0.09)	$ (0.05)	$ (0.25)	$ (0.19)

       See accompanying notes

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

OPERATIONS
Net loss for the period	$ (2,901)	$ (1,654)	$ (8,533)	$ (5,826)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	441	380	1,367	1,107
Amortization of deferred license revenues	(38)	(38)	(113)	(113)
Loss/(gain) on disposal of fixed assets	1	1	(2)	4
Stock-based compensation expense	328	608	1,444	2,876
Foreign exchange translation	(23)	(36)	(13)	(12)
Purchase of license	-	-	(11)	49
Changes in operating assets and liabilities:
Accounts receivable	768	(1,356)	1,753	(1,429)
Inventories	(546)	(369)	(1,395)	(596)
Prepaid expenses and deposits	(923)	145	(887)	(1)
Accounts payable and accrued liabilities	207	1,225	1,565	273
Tenure allowance liability	8	-	133	17
Tenure allowance asset	-	-	(41)	(46)
Deferred revenues	-	-	(193)	-
	(2,678)	(1,094)	(4,926)	(3,697)
INVESTMENTS
Acquisition of property, plant & equipment	(265)	(148)	(491)	(1,111)
Proceeds on disposal of pilot plant	-	-	-	44
Proceeds on disposal of fixed assets	-	1	3	4
Proceeds on divestiture of AD/ADD technology	-	-	-	1,230
Short-term investments	-	383	6,018	(10,320)
	(265)	236	5,530	(10,153)
FINANCING
Issuance of common shares	36	149	301	1,440
Issuance of preferred shares	-	−	-	12,910
Repayment of capital lease obligations	(34)	(44)	(101)	(55)
Repayment of notes payable	-	(37)	(66)	(111)
Repayment of line of credit	-	−	(602)	−
Increase/(decrease) in line of credit	-	(38)	-	632
Repayment of term loan	(150)	(162)	(451)	(485)
	(148)	(132)	(919)	14,331
Increase (decrease) in cash and cash equivalents	(3,091)	(990)	(315)	481
Cash and cash equivalents, beginning of period	12,005	5,983	9,229	4,512

Cash and cash equivalents, end of period	$ 8,914	$ 4,993	$ 8,914	$ 4,993

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

Supplementary cash flow information:
Interest paid	$ 20	$ 35	$ 75	$ 107
Income taxes paid	470	28	708	28
Non-cash financing and investing activities:
Conversion of Series A Preferred shares to common shares	−	−	−	12,415
Acquisition of assets under capital lease	−	314	−	805
Fair Value assigned to brokers’ warrants	−	−	−	495
Transfer from contributed surplus for brokers’ warrants exercised	−	−	−	235
Transfer from contributed surplus for options exercised	32	127	266	428

See accompanying notes

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented in Note 1 for the year ended December 31, 2004 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 50% joint venture interests in Phyto-Venture LLC (“PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Significant Accounting Policies

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2004.

2)

Joint venture:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. (“Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3,000, three-year term loan. Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source. The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from SWBT LLC. The 60-month lease term began in August 2004. If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at September 30, 2005, is US$1,562 (Cdn$1,814) comprised of the principal amount currently owed under the term loan (US$750), the amount utilized under the revolving line of credit (US $nil), the capital lease liability (US$812), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

2)

Joint venture (continued):

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in joint venture operations:

September 30

December 31

2005

2004

(unaudited)

(audited)

Assets

Current assets                                                                                           $

      3,920

$

4,438

Property, plant and equipment

11,989

12,452

Intangible and other assets

3,887

4,405

$

19,796

$

21,295

Liabilities

Accounts payable and accrued liabilities

$

626

$

1,148

Term loan and line of credit

443

1,522

Capital lease obligations

472

579

$

1,541

$

3,249

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

Revenue	$ 4,620	$ 3,483	$ 13,784	$ 9,315
Expenses	2,894	2,507	9,125	6,491
Net earnings	$ 1,726	$ 976	$ 4,659	$ 2,824

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)

Comparative Figures:

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period. Provision for income taxes are now disclosed as a separate line item, previously they were disclosed in General and administrative expenses.

4)

Share Capital:

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued (see Note 5 (a)).

(b)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount (‘000’s Cdn$)	Amount (‘000’s Cdn$)

Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Cash proceeds from exercise of stock options	42,500	54	−
Employee stock-based compensation expense	−	−	463
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	36	(36)
Non-employee stock-options	−	14	(14)
Balance, March 31, 2005	33,950,895	$ 94,327	$ 4,574

Cash proceeds from exercise of stock options	147,950	211	−
Employee stock-based compensation expense	−	−	673
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	184	(184)
Non-employee stock-options	−	−	−
Balance, June 30, 2005	34,098,845	$ 94,722	$ 5,053
Cash proceeds from exercise of stock options	23,750	36	−
Employee stock-based compensation expense	−	−	305
Non-employee stock-based compensation expense	−	−	23
Transfer from contributed surplus for options exercised:
Employee stock-options	−	32	(32)
Non-employee stock-options	−	−	−
Balance, September 30, 2005	34,122,595	$ 94,790	$ 5,349

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Share Capital (continued):

(c)

Share purchase warrants:

As part of the September 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at September 30, 2005, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at September 30, 2005, 231,074 brokers’ warrants have been exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at September 30, 2005. No warrants were exercised in the three and nine-month periods ended September 30, 2005.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at September 30, 2005, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at September 30, 2005. No warrants were exercised in the three and nine-month periods ended September 30, 2005.

(d)

Loss per share

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

Net loss for the period (‘000’s of Cdn $)	$ (2,901)	$ (1,654)	$ (8,533)	$ (5,826)
Weighted average number of common shares outstanding: (in ‘000’s)
Basic	34,101	33,786	34,036	31,297
Effect of stock options	−	−	−	−
Effect of warrants	−	−	−	−
Diluted	34,101	33,786	34,036	31,297
Net loss per share
Basic	$ (0.09)	$ (0.05)	$ (0.25)	$ (0.19)
Diluted	$ (0.09)	$ (0.05)	$ (0.25)	$ (0.19)

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Share Capital (continued):

(d)

Stock options and stock option plan:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2004	4,291	$ 2.45
Options granted	595	$ 2.68
Options exercised	(214)	$ 1.40
Options forfeited	(544)	$ 2.89
Balance, September 30, 2005	4,128	$ 2.48

As at September 30, 2005, 3,252,792 options are exercisable at a weighted average exercise price of $2.38 per share.  The stock options expire at various dates from March 15, 2006 to December 12, 2010.

Under the 2000 Stock Option Plan, as amended, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.

(e)

Stock-based Compensation

Stock-based compensation recorded for the three and nine-month periods ended September 30, 2005 is summarized below:

	Three months ended		Nine months ended
	Sept. 30 2005	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004

Employee stock-based compensation	$ 305	$ 554	$ 1,441	$ 1,873
Non-employee stock-based compensation	23	54	3	1,003
Total stock-based compensation	$ 328	$ 608	$ 1,444	$ 2,876

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)           Share Capital (continued):

(f)

Stock-based Compensation (continued)

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30 2005 (i)	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004
Risk-free interest rate	n/a	3.0%	3.0%	3.1%
Expected dividend yield	n/a	0%	0%	0%
Expected life	n/a	2	2	2
Expected volatility	n/a	158%	104%	162%
Weighted average grant date fair value per option	n/a	$ 2.05	$ 1.50	$ 2.23

(i)

There were no employee stock option grants during the three months ended September 30,2005.

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30 2005 (ii)	Sept. 30 2004	Sept. 30 2005	Sept. 30 2004
Risk-free interest rate	n/a	4.0%	3.6%	4.0%
Expected dividend yield	n/a	0%	0%	0%
Expected life	n/a	5	4	5
Expected volatility	n/a	236%	109%	220%
Weighted average grant date fair value per option	n/a	$ 2.88	$ 1.83	$ 2.96

(ii)

There were no non-employee stock option grants during the three months ended September 30, 2005.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

 (Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

2)

Subsequent events:

(a)

Financing:

In October 2005, the Board of Directors approved a resolution designating 6,000 of the 50,000,000 authorized preferred shares with no par value as Series B Convertible Preferred Shares.

On October 26, 2005 the Company announced a private placement to raise US$6,000 (approximately Cdn$7,022, based on then current exchange rates) resulting from the subscription for 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.

(b)

Cavendish Analytical Laboratory Ltd:

In November of 2005, the Company received $185 with respect to Cavendish Analytical Laboratory Ltd. exercising its option to purchase certain leased equipment pursuant to an October 2003 agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2005

Third Quarter ended September 30, 2005

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the third quarter ended September 30, 2005 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2005 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2004 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2004.

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes”, the “Company”, “we”, “us” or “our”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

It is well recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of high blood cholesterol, and the reduction of low density lipoprotein-cholesterol (LDL-C) or "bad" cholesterol in particular, can significantly reduce one of the major risks for these diseases.  The two major approaches to lowering LDL-C are therapeutic lifestyle changes (TLC) and drug therapy.  We have developed products for both these approaches, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin.  In addition, we have developed Reducol™ and Phyto-S-Sterols as cholesterol-lowering food and dietary supplement ingredients or "nutraceuticals", which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL-C.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we have recently commenced a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a narrower dosage range. Fifteen US sites have been selected and have begun to identify potentially eligible subjects. The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C. The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Life Style Changes Approach-Nutraceuticals – We currently market two nutraceutical products, Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the forestry industry.

Both Reducol™ and Phyto-S-Sterols are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between our wholly-owned subsidiary, Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, with an annual capacity of 1,500 metric tonnes.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for our account, with sales to third parties made solely by us.  Phyto-S-Sterols are sold by Phyto-Source to multiple customers.

In November 2004 and more recently, in March 2005, we received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.  Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2005 Milestones and Outlook

Pharmaceuticals

In June 2005, we announced the completion of the 90 day preclinical toxicity study for our cholesterol reducing drug candidate, FM-VP4.

In August 2005, we announced that we had submitted an Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA) to initiate a US Phase II clinical trial for our cholesterol-lowering drug, FM-VP4. The application provided the FDA with clinical and preclinical safety and manufacturing data in support of clinical evaluation of FM-VP4 in humans.

In October 2005, we announced that the FDA had informed us that we could proceed with our Phase II clinical trial of our cholesterol-lowering drug, FM-VP4, as set forth in the IND, and in November 2005, we initiated the trial.

Nutraceuticals

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

In May 2005, we announced that the Kesko Group of Finland had launched a range of yoghurts incorporating Reducol™.

Revenue guidance

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, we anticipate total revenues of  $21-22 million for fiscal 2005, in line with previous guidance. This figure represents our actual year-to-date revenue and the projected revenue for the balance of the year from our own sales and from our proportionate share of the Phyto-Source joint venture revenues.

Corporate

In August 2005, we announced the appointment of Dr. Guy Miller, CEO of Edison Pharmaceuticals, to our Board of Directors.

SUBSEQUENT EVENTS

October 2005 Private Placement Financing

In October 2005, the Board of Directors approved a resolution designating 6,000 of our 50,000,000 authorized preferred shares with no par value as Series B Convertible Preferred Shares.

On October 26, 2005 we announced the completion of a US$6.0 million private placement (approximately Cdn$7.0 million, based on then current exchange rates) resulting in the issuance of Series B Convertible Preferred Shares with 1,818,182 warrants attached. The Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time we have the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  We also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.

Cavendish Analytical Laboratory Ltd:

In November 2005, we received $0.2 million from the exercise by Cavendish Analytical Laboratory Ltd. of its option to purchase certain leased equipment pursuant to an October 2003 agreement.

Results of operations

The following table summarizes our results of operations for the three and nine-month periods ended September 30, 2005 and 2004.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended- September 30, 2005	3 month period ended- September 30, 2004	9 month period ended- September 30, 2005	9 month period ended- September 30, 2004

Revenues	$ 6,016	$ 5,367	$ 17,465	$ 11,806
Expenses	(8,584)	(6,680)	(24,485)	(17,291)
Income taxes	(333)	(341)	(1,513)	(341)
Net loss	($ 2,901)	($ 1,654)	($ 8,533)	($ 5,826)

Net loss per common share, basic and diluted	($0.09)	($0.05)	($0.25)	($0.19)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since inception.  For the three months ended September 30, 2005, we recorded a net loss of $2.9 million ($0.09 per common share) compared to a net loss of $1.7 million ($0.05 per common share) for the three months ended September 30, 2004. Net loss for the nine-month period ended September 30, 2005 totaled $8.5 million ($0.25 per common share) compared to a net loss of $5.8 million ($0.19 per common share) for the nine months ended September 30, 2004. These results of operations are in line with our expectations.  As we continue to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds we expect to continue to report future annual operating losses.  At September 30, 2005 our accumulated deficit was $74.5 million, up from $65.9 million at December 31, 2004 ($71.6 million at June 30, 2005).

Revenues

Revenues for the three and nine months ended September 30, 2005 and 2004 are presented below:

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- September 30, 2005	3 month period ended- September 30, 2004	9 month period ended- September 30, 2005	9 month period ended- September 30, 2004

Sales	$ 5,851	$ 5,230	$ 17,010	$ 11,408
Licensing	40	38	115	113
Phytosterol revenues	5,891	5,268	17,125	11,521
Interest and other	125	99	340	285
Total revenues	$ 6,016	$ 5,367	$ 17,465	$ 11,806

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of our revenue of $5.9 million for the three months ended September 30, 2005 ($5.3 million – three months September 30, 2004) and $17.1 million for the nine months ended September 30, 2005 ($11.5 million – nine months ended September 30, 2004). Increases in revenue are attributable to increased sales volumes of phytosterol products.  Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses, for the three and nine months ended September 30, 2005 and 2004 are presented below:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- September 30, 2005	3 month period ended- September 30, 2004	9 month period ended- September 30, 2005	9month period ended- September 30, 2004

Cost of sales, marketing & product development	$ 3,597	$ 2,681	$ 9,755	$ 6,284
Research & development	2,446	1,308	7,784	3,004
General & administrative	1,772	1,703	4,135	4,020
Stock-based compensation	328	608	1,444	2,876
Depreciation & amortization	441	380	1,367	1,107
Total expenses	$ 8,584	$ 6,680	$ 24,485	$ 17,291

Cost of sales, marketing & product development (“Cost of Sales”) for the three months ended September 30, 2005 totaled $3.6 million on phytosterol revenues of $5.9 million, or 61% of phytosterol revenues, versus $2.7 million on phytosterol revenues of $5.3 million for the three months ended September 30, 2004, or 51% of phytosterol revenues. The increase in the Cost of Sales as a percentage of revenue is primarily attributable to increases in product development expenses incurred in the third quarter, 2005. Cost of Sales for the nine months ended September 30, 2005 totaled $9.8 million on $17.1 million of phytosterol revenues, or 57% of phytosterol revenues, versus $6.3 million on $11.5 million of phytosterol revenues, or 55% of phytosterol revenues, for the nine months ended September 30, 2004.

Cost of Sales as a percentage of phytosterol revenue varies due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing and product development efforts.

Research & development (“R&D”) expenses for the quarter ended September 30, 2005 totaled $2.4 million compared with $1.3 million for the same period in 2004. R&D expenses for the nine months ended September 30, 2005 totaled $7.8 million compared with $3.0 million for the same period in 2004. R&D expenditures in the third quarter of 2005 were primarily due to work on finalizing the 90 day toxicity study for FM-VP4, Phase II clinical work on FM-VP4, and continuing work on our Library of Compounds. Increases in R&D expenditures are expected to continue through 2005 as the Phase II work continues. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative expenditures (“G&A”) totaled $1.8 million for the quarter ended September 30, 2005 compared with $1.7 million for the third quarter 2004. For the nine-months ended September 30, 2005 was G&A was $4.1 million compared to $4.0 million for the same period ended September 30, 2004. Included in G&A in the nine months ended September 30, 2004 was a payment of $0.6 million resulting from the termination of a consulting contract.  This contract was with a company controlled by Tazdin Esmail, a former director.

Included in G&A expenses for the three and nine month periods ended September 30, 2005 were payments for legal services of $54,000 and $162,000, respectively, made to Cawkell Brodie Glaister, Business Lawyers, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner.

Stock-based compensation expense totaled $0.3 million for the third quarter of 2005 compared with $0.6 million in the same period last year.  Of the $0.3 million of stock-based compensation expense, $0.3 million relates to employee and an insignificant amount to non-employee option grants compared with $0.6 million in the third quarter of 2004, of which $0.55 million related to employee and $0.05 million to non-employee option grants.  For the nine-month period ended September 30, 2005 stock-based compensation expense totaled $1.4 million compared with $2.9 million for the nine months ended September 30, 2004.  Of the $1.4 million stock-based compensation expenses for the nine months ended September 30, 2005, $1.4 million relates to employee and an insignificant amount to non-employee option grants.  Of the $2.9 million for the nine months ended September 30, 2004, $1.9 million related to employee and $1.0 million to non-employee option grants.

Depreciation and amortization for the quarter ended September 30, 2005 totaled $0.4 million compared with $0.4 million for the quarter ended September 30, 2004.  For the nine months ended September 30, 2005, of the total $1.4 million in depreciation and amortization, $0.9 million pertains to depreciation of assets and $0.5 million to amortization of our technology licenses compared with the nine months ended September 30, 2004, where, of the total of $1.1 million in depreciation and amortization expenses, $0.6 million pertains to depreciation of assets and $0.5 million to amortization of our technology licenses. Our technology is being amortized over ten years.

Income Taxes

The income tax provision of $0.3 million recorded for the three months and $1.5 million for the nine months ended September 30, 2005 (three and nine months ended September 30, 2004-$0.3) relates to estimated current income taxes expense on the net operating income earned from our United States Phyto-Source joint venture operations. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

Loan commitments, capital lease and guarantees

In January 2001 we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei.

In August 2003, we were repaid US$3.0 million of our original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The Amegy Bank also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

As at September 30, 2005 a balance of US$0.75 million (our 50% joint venture interest – US$0.375 million, Cdn$0.435 million) remains outstanding on the Phyto-Source term loan with the Amegy Bank.  At September 30, 2005 no funds are outstanding under the revolving line of credit.  The line of credit bears interest at a floating rate of prime less 0.5% calculated daily, and unless extended, any funds drawn under this facility are repayable in full on July 31, 2006.

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes. A portion of new equipment cost has been financed by the SWBT LLC by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei. The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at September 30, 2005, a balance of US$0.8 million (our 50% joint venture interest – US$0.4 million, Cdn$0.47 million) remains outstanding on the capital lease obligation.

Liquidity and Capital Resources:

We finance our operations and capital expenditures through equity offerings, sales revenues and, to a lesser extent, license revenues and government grants.

As at September 30, 2005, our net cash and cash equivalents were $8.9 million ($5.0 million at September 30, 2004) compared with $9.2 million as at December 31, 2004. Short-term investments were $nil at September 31, 2005 ($11.6 million at September 30, 2004) compared with $6.0 million as at December 31, 2004.  Our working capital at September 30, 2005 was $9.1 million ($17.4 million at September 30, 2004) compared with $15.1 million at December 31, 2004.

During the three months ended September 30, 2005, we used $2.7million of cash in operations compared with $1.1 million of cash used in the third quarter ended September 30, 2004.  Net cash used in operations for the third quarter of 2005 was primarily a result of the net loss adjusted for non-cash expenses and increases in non-cash operating assets and decreases in non-cash liabilities. The increase in non-cash assets was primarily the result of an increase in prepaid expenditures and deposits related to the U.S. Phase II clinical trial of FM-VP4. Cash used in the third quarter of 2004 was primarily a result of the net loss, adjusted for non-cash expenses. During the nine months ended September 30, 2005, we used $4.9 million of cash in operations, primarily due to the operating loss offset by non-cash expenses and increases in non-cash assets, inventories have increased in anticipation of future product launches and prepaid expenditures and deposits related to the U.S. Phase II clinical trial of FM-VP4 have also increased, compared with $3.7 million used in operations during the nine months ended September 30, 2004, primarily resulting from the net loss adjusted for non cash expenses, and increases in non-cash operating liabilities.

Cash used in investing activities in the three months ended September 30, 2005 and 2004 were insignificant and resulted from capital asset additions and movements in short-term investments. During the nine months ended September 30, 2005, $5.5 million of cash was provided by investing activities compared with $10.2 million of cash used in the nine-month-period ended September 30, 2004. In 2005, $6.0 million was transferred from short-term investments and $0.5 million of cash was used in the acquisition of capital assets, compared with $1.1 million of cash used for capital asset acquisitions in 2004 and $10.3 million was transferred into short-term investments. In addition, in the nine-month period ended September 30, 2004, we received the final payment on the disposal of the AD/ADD technology. Cash used in financing activities in the quarters ended September 30, 2005 and September 30, 2004 were insignificant and related primarily to the receipt of cash from the exercise of stock options offset by repayment of loans and leases.

For the nine-month period ended September 30, 2005, $0.9 million was used in financing activities, primarily for the repayment by Phyto-Source of the US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million) of funds previously drawn under the revolving line of credit and the regular term-loan payments, offset by cash received on the exercise of stock options compared with $14.3 million of cash which was provided in the nine-month period ended September 30, 2004. In the nine month period ending September 30, 2004, the January 2004 equity financing provided a net amount of $12.9 million of cash and stock option and warrant exercises provided an additional $1.4 million of cash.  As well, US$1.0 million (our 50% joint venture interest – US$0.5 million, - Cdn$0.7 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit.

The net funding received by us from our 2004 and recently announced 2005 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term. In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products.  In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4.

In 2005, the major portion of our phytosterol revenue was derived from three customers, (2004–three customers) two of which are large multinational companies.  The supply agreement between one of these companies and Phyto-Source was extended from the end of 2004 to the end of 2005 (see “Forward Looking Statements And Risk Factors That May Affect Future Results  - Dependence Upon a Few Customers and Products” below). In 2004, Phyto-Source also entered into a three-year sterols sales agreement with another major multinational ingredient company with shipments commencing in January 2005.

While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in our sales, revenue and margins.

Phyto-Source has three credit facilities, consisting of a term loan, revolving line of credit, and capital equipment lease, all of which are guaranteed by the joint venture partners, Forbes USA and Chusei (see “Loan commitments, capital lease and guarantees” above).  The term loan and line of credit require the maintenance of certain cash flow, working capital and tangible net worth.  Failure of Phyto-Source to comply with these, and other, covenants, could trigger early repayment of the applicable credit facility, as well as payment under the guarantees given by Forbes USA. As at September 30, 2005, Phyto-Source was in compliance with all covenants under its credit facilities.

See also “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

Quarterly Financial Information

(millions of $ except per share amounts) (unaudited)	2005			2004				2003 (restated-see Change in Accounting Policy)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$6.0	$6.7	$4.7	$5.7	$5.4	$3.2	$3.3	$4.0
Net loss	($2.9)	($3.2)	($2.5)	($2.2)	($1.7)	($2.4)	($1.7)	($2.4)
Net loss per share, basic and diluted	($0.09)	($0.09)	($0.07)	($0.06)	($0.05)	($0.08)	($0.06)	($0.09)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net loss over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been on the increase as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds. For the eight quarters outlined above, the R&D expenditures included are as follows:  Q4/2003 - $1.0 million; Q1/2004 - $0.9 million; Q2/2004 - $0.8 million, Q3/2004 - $1.3 million, Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005- $3.3 million, Q3/2005- $2.4 million.

Further to our change in accounting policy with respect to the recording of stock option compensation expense (see “Change in accounting policy”, below), included in net loss are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows; Q4/2003 - $0.6 million; Q1/2004 - $1.0 million; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million, Q4/2004 – $0.0 million, Q1/2005 - $0.5 million Q2/2005- $0.6 million, Q3/2005- $0.3 million The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Income tax provision relates to estimated current income taxes expense on the net operating income earned from our United States Phyto-Source joint venture operations. The following tax provisions are included as follow Q3/2004 - $0.3 million Q4/2004 - $0.6 million, Q1/2005 - $0.5 million, Q2/2005- $0.7 million, Q3/2005- $0.3 million

Selected Annual Information

The following table sets out our key annual information for the last three year-ends, December 31, 2004, December 31, 2003 and December 31, 2002. The results for the year ended December 31, 2003 and December 31, 2002 have been restated from the retroactive adoption of the Stock Based Compensation accounting policy (see “Change in Accounting Policy” below)

Summary: (millions of $ except per share values) (audited)	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Year ended December 31, 2002 (restated)

Revenues	$ 17.6	$ 14.3	$ 8.0
Expenses	(24.7)	(18.6)	(17.4)
Other income	-	2.2	4.9
Income taxes	(0.9)	-	-
Net loss	($ 8.0)	($ 2.1)	($ 4.5)
Net loss per common share, basic and diluted	($0.25)	($0.09)	($0.21)

Total assets	$38.6	$28.4	$27.4
Total long-term liabilities	$1.5	$2.0	$0.8

For details and more detailed comparisons regarding revenues, expenses, other income, income taxes and our assets and liabilities, see our consolidated financial statements for the year ended December 31, 2004 and the notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2004.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2004 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11(e) of the consolidated financial statements for the year ended December 31, 2004. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 4(f) of the September 30, 2005 consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees  Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook (“Section 3870”), “Stock-based compensation and other stock-based payments”. With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, we changed our accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, we did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant.  Consideration paid by employees on exercise of stock options is recorded as an addition to share capital.  The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis.

In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior periods between January 1, 2002 and January 1, 2004 have been restated.  The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1.1 million (Q1/2003 - $0.1million, Q2/2003 - $0.1 million; Q3/2003 - $0.4 million; Q4/2003 - $0.5 million)

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 14, 2005 was 34,122,595 and has not changed from September 30, 2005. There are 5,850 Series B Convertible Preferred Shares outstanding as at November 14, 2005.  These Series B Convertible Preferred Shares are convertible at any time, at the option of the holder, without further consideration, into a total of 3,545,454 common shares, at a rate of US$1.65 per common share, subject to adjustment.  The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price. The number of options outstanding under our 2000 Stock Option Plan as of November 14, 2005 was 4,099,958 and has decreased by 27,500 since September 30, 2005 due to the granting of an additional 30,000 options less the cancellation of 57,500 options. These options entitle the holders to purchase a total of 4,099,958 common shares at varying prices. In addition, we have 4,353,480 warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006), 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007) and 2,027,272 entitle the holders to purchase up to 2,027,272 common shares at a price of US$2.06 per share (expiring on October 26, 2010).    All such warrants may be exercised on a cashless basis at the option of the holder. As at November 14, 2005, an additional 150 Series B Convertible Preferred Shares, with 45,455 common share purchase warrants attached, have been subscribed for. When issued, the Series B Convertible Preferred Shares will be convertible at any time, at the option of the holder, without further consideration, into a total of 90,909 common shares, at a rate of US$1.65 per common share, subject to adjustment, and the common share purchase warrants will entitle the holder to purchase up to 45,455 common shares at a price of US$2.06 per share, subject to adjustment, (expiring on October 26, 2010). Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “vision”, “to develop”, “plans”, “anticipate”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue guidance”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.   We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at September 30, 2005, we had a cumulative deficit of $74.5 million.  We will be expending substantial funds in 2005 and beyond. The net funding received by us from our 2004 and recently announced 2005 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term.  In the longer term, we will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should we be unable obtain additional funding, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on our cash flow and operations and on our ability to continue our operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce our interest in the project or property subject thereto.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels or side effects

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inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials, or to manufacture, label, advertise, make claims and sell our products

▪

costs, equipment breakdown, labor disputes,  or other factors which may make manufacturing or marketing of products impractical, non-competitive or unduly delayed

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unacceptability of the products in the market place

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inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

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the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials, including without limitation the U.S. Phase II trial of FM-VP4 recently initiated, may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Dependence Upon a Few Customers and Products  Most of our revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.  The supply agreement with our largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on our sales and revenues.

•

Risks Related to Joint Ventures and Strategic Relationships  We are dependent upon joint ventures and strategic relationships, and in particular, on our joint venture relationship with Chusei, to manufacture product, generate revenue and conduct our business, and the breakdown of these relationships may negatively affect our future revenues and business.

•

Risks Related to Manufacturing  Currently we rely solely on Phyto-Source for the manufacture and supply of Reducol™ and Phyto-S-Sterols. Any inability by Phyto-Source to continue this supply, whether due to plant breakdown, labour disputes, lack of raw materials, acts of god, or other unforeseen events, would negatively impact our business.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

We Have a History of Losses   For the three month period ended September 30, 2005 we reported a net loss of $2.9 million and an accumulated deficit of $74.5 million.  We anticipate that we will continue to incur significant losses during fiscal 2005 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We have manufacturing facilities in the United States, conduct business in foreign countries and are seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and others are more fully described in our latest Annual Information Form (see www.sedar.com) and our latest Annual Report on Form 40-F (see www.sec.gov).  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

November 14, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Charles A. Butt, certify that:

1.

I have reviewed the interim filings of Forbes Medi-Tech Inc. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:  November 10, 2005

Signed “Charles A. Butt”

Charles A. Butt

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, David Goold, certify that:

1.

I have reviewed the interim filings of Forbes Medi-Tech Inc. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:  November 10, 2005

Signed “David Goold”

David Goold

Chief Financial Officer